MAG Silver Corporation

For Immediate Release

January 25, 2006

MAG SILVER ANNOUNCES INDUSTRIAS PEÑOLES ELECTS
TO EXERCISE SECOND SHARE SUBSCRIPTION

Vancouver, B.C…. MAG Silver Corporation (TSXV: MAG) and Industrias Peñoles S.A. de C.V. announce that on January 24, 2006 Industrias Peñoles elected to exercise their obligation to invest an additional US$500,000 through its purchase of 245,716 shares of MAG Silver Corp in advance of the required timing under the terms of their Juanicipio joint venture agreement. (see press release dated; October 18, 2005). The shares have been priced at C$2.35, representing a 15% discount to yesterday’s closing price. Upon closing of this placement Peñoles will hold a total of 867,293 MAG shares. Completion of this placement is subject to regulatory approval.

Peñoles also confirmed a commitment to the second year of the agreement whereby they must spend an additional US$1,000,000 of exploration expenditures on the Juanicipio property.

On January 23, 2006 MAG and Peñoles announced the discovery of a new vein at Juanicipio where assay results from Hole 16 returned high-grade Silver – Gold values over 6.35 metres (20.8 feet) (5.50 metres true thickness = 18 feet) of 1,798 grams per tonne Silver (57.8 ounces), 2.91 grams per tonne Gold, 3.43% Lead and 5.51% Zinc.  This includes 2.95 metres (9.6 feet) of 2,807 grams per tonne Silver (90.3 ounces), 3.27 grams per tonne Gold, 5.94% Lead and 9.14% Zinc. There is also a significant gold zone which returned 1.80 metres (5.9 feet) averaging 9.24 grams per tonne Gold, 1,222 grams per tonne silver (39.3 ounces), 2.16 % Lead and 3.15% Zinc.

“The decision by Peñoles to exercise their share purchase provision in the agreement early illustrates our confidence in the Joint Venture and the excellent results to date” stated David Giles, Mexico Exploration Manager of Peñoles. “This vein is the second successful result of our ongoing exploration program in the Fresnillo district and includes the new Peñoles El Saucito Silver-Gold deposit. The MAG–Peñoles team has had solid success working together and we are pleased to increase our investment in MAG Silver.”

The exploration Joint Venture covers MAG’s wholly-owned 8,302 hectare Juanicipio Property in Zacatecas, Mexico and Peñoles can earn a 56% interest in the property by expending US$5,000,000 over a four year period.

MAG continues to hold a 100% interest in the surrounding Lagartos NW and SE properties that make MAG the largest landholder in the Zacatecas Silver district.

The Peñoles-MAG Joint Venture on the Juanicipio Property lies 5 kilometres west from the principal production head-frame of the Fresnillo Mine, and 2.3 kilometres from its westernmost underground workings.

About Peñoles (www.penoles.com)

Industrias Peñoles, S.A. de C.V. and its subsidiaries make up one of Mexico’s largest industrial conglomerates. Since its founding in 1887, this group has been engaged in the sustainable exploitation of non-renewable natural resources. Peñoles is an integral part of Grupo BAL, a private, diversified group made up of independent Mexican companies ranging from mining to insurance to retail. Peñoles’ productive operations are currently located in Mexico, where it operates the world’s richest silver mine (Fresnillo), the world’s fourth largest metallurgical complex in terms of the value of its production, and the largest sodium sulphate plant in the world. These operations make Peñoles the world’s largest producer of refined silver, metallic bismuth and sodium sulphate, and a leader in Latin America in refined gold, lead and zinc.

About MAG Silver Corp (www.magsilver.com )

About MAG Silver Corp.:  MAG is a Silver exploration company focused on projects located within the Mexican Silver Belt. Our large land inventory is well positioned in mining districts with historical and ongoing large-scale, high-grade silver production. MAG's exploration efforts are engaged in the search for multi-million ounce silver deposits on a district scale. We are committed to the discovery of silver deposits of size and grade that are able to withstand and overcome fluctuations in commodity prices. Our mission is to become one of the premier silver companies in the Silver Mining Industry.  MAG is based in Vancouver, British Columbia, Canada and trades on the TSX-V under the symbol MAG.

On behalf of the Board of

MAG SILVER CORP.

"Dan MacInnis"

President and CEO

For further information on behalf of MAG Silver Corp. contact Gordon Neal, VP Corp. Development
Website: Phone: Toll free:	www.magsilver.com (604) 630-1399 (866) 630-1399	Email: Fax:	info@magsilver.com (604) 484-4710
For further information on behalf of Industrias Peñoles S.A. de C.V. Contact Emilio Fandiño, Investor Relations
Website: Phone:	www.penoles.com.mx 52 (55) 5279 3250	Email: Fax:	Emilio_Fandino@penoles.com.mx 52 (55) 5279 3217

The TSX Venture Exchange has not reviewed and does not accept responsibility for the accuracy or adequacy of this news release, which has been prepared by management.

Note to U.S. Investors: Investors are urged to consider closely the disclosure in our Form 20F, File No. 0-50437 available at our office: Suite 328-550 Burrard Street, Vancouver BC, Canada, V6C 2B5 or from the SEC: 1(800) SEC-0330.